SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

24 June 2008

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

Protherics PLC

Start of
phase 2a
 clinical

study of Angiotensin Therapeutic Vaccine in
hypertension

London, UK; Brentwood, TN, US;
2
4

June
2008
 -
 Protherics
PLC ("Protherics" or the "Company"), the international biopharmaceutical company focused on critical care and cancer,

today
announces

that the first patient has
 been enrolled in a phase 2a study
of
its
Angiotensin Therapeutic
 Vaccine (ATV) for the treatment of hypertension.

Hypertension is a major risk factor for serious and common cardiovascular diseases such as heart attacks and strokes and the global market for anti-hypertensive therapies is estimated to be worth around US$30 billion*.

The majority of existing therapies
are
tablets
which
 need to be taken
on a
daily
 basis
, usually for the rest of a patient's life.

However, many patients with high blood pressure fail to take their medicines as prescribed, and it is estimated that approximately
 70%
of
patients with hypertension do not have their blood pressure adequately controlled*.

Therefore, a
 vaccine approach, which may require
only
three injections and a booster after six months rather than daily medication, should

improve
 patient compliance with treatment.

The phase 2a
,

double-blind
, placebo-
controlled
clinical
study
in 124

patients with
mild to moderate hypertensi
on

has been initiated
in the
UK
.

Patients will be

given
a course of
injections
over
six
 weeks
.

The study will assess the safety and tolerability of the vaccine
,
 incorporating
Protherics
'

promising
novel vaccine adjuvant, Co
V
accine HT™.

In addition
 both antibody response and effe
ct on blood
pressure will be assessed
.

The blood pressure results are expected in the first half of 2009.

Protherics has shown
in
a
previous

phase 2a study that a
formulation of ATV
,

incorporating the vaccine adjuvant Alhydrogel
®
,
modulate
d
 key hormones involved in regulating blood pressure
 in hypertensive patients
.

A new
 formulation of ATV has now been developed, incorporating
the
CoVaccine HT™
 adjuvant
, which has
demonstrated
a much stronger immune response in pre-clinical models.

CoVaccine HT
™
 and ATV are protected by extensive patents and applications in the
US
,
EU and
 the
 rest of the
w
orld.

The first
US
 patent on ATV was granted in May 2008
.

Andrew Heath, C
hief Executive of Protherics,
commented
:

"
We are excited about the prospects for ATV
, a potential
 value driver for the company
.

A vaccine approach to the treatment of high blood pressure promises to address
the issue
 of
 poor patient compliance with daily medication
and

thus
reduce the incidence of stroke and heart attacks.

With data expected within a year, this could be a major outlicensing opportunity.
"

*Company
 estimates

| Ends |

For further information please contact:

Protherics
Nick Staples, Director of Corporate Affairs	+44 (0) 7919 480510
Saul Komisar , President , Protherics Inc	+1 615 327 1027

Financial Dynamics - press enquiries
London: Ben Atwell , Lara Mott	+44 (0) 20 7831 3113
New York : John Capodanno	+1 212 850 5600

Or visit
www.protherics.com

Notes for Editors:

About Protherics
Protherics (LSE: PTI, NASDAQ: PTIL) is a leading
international
biopharmaceutical company focused on specialist products for critical care and cancer.

Protherics has produced two FDA approved biologics for critical care use which are currently sold in the
US
: CroFab™, a
North American
pit viper antivenom and DigiFab™, a digoxin antidote. Protherics reported revenues of £2
6.1
 million for its year end
ed
 31 March 2008 and
a
strong cash balance of £37.7 million.

The Company's strategy is to use the revenues generated from its marketed and out-licensed products to help fund the advancement of its broad, late stage pipeline.

Protherics has two major development opportunities in its portfolio. CytoFab™ is being developed by AstraZeneca, for the treatment of severe sepsis, following a major licensing deal announced in December 2005. AstraZeneca is conducting an additional phase 2 programme following changes to the commercial manufacturin
g process. A new formulation of Angiotensin Therapeutic Vaccine, for the treatment of hypertension, has today commenced a
phase 2a study.

 Protherics also has four novel products being developed in a range of cancer indications
where
it intends to undertake the sales and marketing in the
US
 and/or the EU.

With headquarters in
London
, the Company has approximately 300 employees across its operations in the
UK
, US and
Australia
.

For further information visit:
www.protherics.com

About Angiotensin Therapeutic Vaccine
Angiotensin Therapeutic Vaccine (ATV) is a conjugate vaccine con
taining
 a peptide analogue of the hormone angiotensin I cross linked to the carrier protein keyhole limpet haemocyanin (KLH).

ATV is designed to treat hypertension by stimulating the immune system to neutralise angiotensin I, a peptide hormone that plays a key role in the regulation of blood pressure.

Protherics has previously shown in hypertensive patients that a first generation formulation of
ATV
modulates key hormones involved in regulating blood pressure.

An improved formulation of ATV
 has now been developed
, incorporating a novel vaccine adjuvant,

CoVaccine HT™
,
 which has shown evidence of stimulating a much stronger immune response in pre-clinical models
.

CoVaccine HT™
 was acquired by in June 2006 by Protherics from
CoVaccine BV
.

A vaccine approach to the management of hypertension is expected to improve patient compliance with therapy, which is a major problem in achieving control of high blood pressure with current therapy.

Because of its envisaged slow onset and susta
ined effect, ATV
 has the potential to be used on its own, or in combination with existing high blood pressure medications, to improve the control of hypertension.

For more information, visit

http://www.protherics.com/Products/other_products.aspx

About Hypertension
Hypertension is one of the most common medical conditions in developed countries and is a risk factor associated with heart attacks, heart failure, blood ves sel problems and kidney damage.

Current treatments are tablet based, requiring daily doses, often for life, and patient compliance is often poor.

The pharmaceutical market for high blood pressure treatment is the largest single therapeutic sector in the world, with global sales exceeding US$30 billion per annum.

Disclaimer
This document contains forward-looking statements that involve risks and uncertainties including with respect to products under development and the progress and completion of clinical trials.

Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors discussed
 in Protherics' Annual Report on Form 20-F and other reports filed from time to time with the U.S. Securities and Exchange Commission. We do not undertake to update any oral or written forward-looking statements that may be made by, or on behalf of, Protherics.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 24 June 2008	By:	/s/ Rolf Soderstrom
Rolf Soderstrom
Finance Director